September 6, 2016

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

Mara L. Ransom, Assistant Director

100 F. Street, NE

Washington, D.C. 20549

Re: PostAds, Inc.

   Form: S-1 Amendment Number 2

   Filed: August 8, 2016

               File no. 333-208931

Dear Ms. Ransom:

On behalf of PostAds, Inc. a Florida corporation (the “Company”, “PostAds”, “us” or “we”), we submit our responses to the comments of the staff (the “Staff”) of the Securities & Exchange Commission (the “Commission”) dated September 6, 2016, to Amendment Number 2 of the Company’s Registration Statement on Form S-1 (File No. 333-208931) (the “Registration Statement”) filed with the Commission on August 8, 2016, in connection with the registration for resale of up to 890,000 shares of the Company’s common stock (“Common Stock”). In connection with these responses, the Company is filing an Amended Number 3 to the Registration Statement on Form S-1 and is seeking to register 890,000 common shares.

Staff Comment 1

Prospectus Summary

Financial Summary, page 7

1. At the top of page 7, you state that working capital as of June 30, 2016 is $2,447. Please tell us how you calculated this amount or revise accordingly. Based on current assets of $24,572 and current liabilities of $37,019 on June 30, 2016, it appears your working capital is negative $12,447. Please advise or revise.

Company Response to Staff Comment 1

1. Our working capital was negative $12,447 on June 30, 2016 and page 7 was amended to present the correct information

Staff Comment 2

Our Business, page 26

2. Please disclose the effect of existing or probable government regulations on your business. Please refer to Item 101(h)(4)(ix) of Regulation S-K. Kenneth T. Moore PostAds, Inc. September 2, 2016

Company Response to Staff Comment 2

2. We have revised our response to disclose the effect of existing or probable government regulations on our business.

Staff Comment 3

Financial Statements for the Year Ended December 31, 2015

Note 2 – Going Concern, page F-16

3. We note disclosure throughout your filing that you have $24,797 of cash on hand as of the date of the prospectus, August 5, 2016, and that you may be forced to cease operations if you are unable to sell shares, generate sufficient revenues or raise additional monies to fund operations. We assume that the cash on hand as of August 5, 2016 consists mainly of the August 4, 2016 receipt of a $25,000 loan from shareholder Florence Weiss, which is due on December 4, 2016. Please advise if our assumption is incorrect. You also state that your operating expenses are currently $6,000 a month and upon effectiveness of your registration statement will be $11,000 a month, which allows for approximately two months of operations unless sufficient revenues are generated or additional funds are raised. We further note that your accountant’s report includes an explanatory paragraph regarding substantial doubt about your ability to continue as a going concern. Please revise to include detailed disclosure of your viable plans to overcome your financial difficulties. If you do not have viable plans to overcome such difficulties, then your financial statements should more appropriately be based on the assumption of liquidation. Refer to Section 607.02 of the Financial Reporting Codification.

Company Response to Staff Comment 3

3. As requested, we have modified the Going Concern Notes on pages F-7 and F-16, the “Risks Related to Our Financial Condition” section on page 9, the “Operation” section of “Our Business” on page 29 and the “Results of Operations” and “Liquidity and Capital Resources” sections of “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION” on pages 38 and 39, respectively.  In addition, we have added information about the $48,000 loan received on August 20, 2016 in the

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS section on page 45.

In connection therewith, we have included the following disclosure:

We plan to attempt to raise additional equity financing and procure loans to fund our future operations though there is no assurance we will succeed. We have not generated meaningful revenues from our business operations and are dependent on our ability to raise capital.   If we are unable to raise all the capital we require we may have to reduce our planned expenditures to a level where we can continue to operate until we obtain necessary financing. If we cannot obtain necessary financing and do not generate sufficient revenue to fund our operations, we may have to curtail or cease operations.

COMPANY ACKNOWLEDGEMENT

The Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/s/ Kenneth T. Moore
Kenneth T. Moore
Chief Executive Officer